V 216.736.7267
F 216.621.6536
E klm@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216.696.8700
www.kjk.com
September 4, 2009
Via Email And Edgar
Ms. Mara Ransom
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-3628

Re:	Energy , Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed August 25, 2009 SEC File No. 0-14183
Dear Ms. Ransom:
Our responses to the comments contained in your letter of September 2, 2009 to the preliminary proxy statement filed by Energy, Inc. follow. For your convenience, we have repeated your comments (in italics) before our responses.
Energy, Inc. is sometimes referred to herein as the “company.” The companies to be acquired (Great Plains, Lightning Pipeline, Brainard and GPL) are referred to herein (and in the proxy statement) collectively as the “Companies.” Richard Osborne and the other shareholders of the Companies are referred to herein (and in the proxy statement) collectively as the “Companies’ Shareholders.”
Proxy Statement on Schedule 14A
The Board of Directors, page 19
Committees of the Board of Directors, page 22
1.	We note your revised disclosure in response to prior comment 11 of our letter dated August 5, 2009 and your indication that the bonus amounts were based on each officer’s individual contribution to the company and the attainment of certain financial objectives. Please elaborate upon the nature and amount of these financial objectives.
We have provided additional disclosure regarding Mr. Shipley’s bonus. We also have clarified the disclosure that Mr. Degenstein’s bonus was based on his individual contributions to the company and the company’s overall performance, not specific financial objectives.

Executive Compensation, page 27
2.	With respect to your summary compensation table, please revise to disclose compensation paid for your principal financial officer. Refer to Item 402(a)(3)(ii) of Regulation S-K. Also, please tell us why you have included only one named executive officer for the 2007 fiscal year (designated as “2007F”) or revise to provide the information with respect to at least your principal executive officer, principal financial officer and up to two additional individuals for that fiscal year. Refer to Item 402(a)(3)(i) and (iv) of Regulation S-K.
Pursuant to our telephone conversation, we have added David A. Cerotzke, the company’s chief executive officer from July 2004 until August 2007, to the summary compensation table, including his compensation for 2007F and 2008F. Pursuant to Item 402(m) of Regulation S-K, we do not believe that the company is required to include its principal financial officer in the table, unless the principal financial officer is one of the company’s two most highly compensated executive officers. The company’s principal financial officer’s total compensation did not exceed $100,000 annually and is therefore not required to be disclosed pursuant to Instruction 1 of Item 402(m)(2) of Regulation S-K. With respect to your question regarding 2007F information, Mr. Garrett’s total compensation for 2007F did not exceed $100,000, and neither Mr. Osborne nor Mr. Shipley was a named executive officer in 2007F.
The Transaction, page 34
Background of the Transaction, page 36
3.	We note your response to prior comment 15 of our letter dated August 5, 2009. It does not appear that your revised disclosure includes all of the information you provided in your response. Please revise your disclosure to include the information you provide with respect to Messrs. Argo and Abrams extensive business experience, the reasons you state as to why Messrs. Smith and Sprague were excluded from the discussions of the company’s Board and your summary of Montana law regarding interested-director and related-party transactions.

We have added the requested disclosure.
4.	We note your response to prior comment 16 of our letter dated August 5, 2009 and your indication that alternative transactions are considered by your Board of Directors, not the special committee. Please revise your disclosure to address whether your Board of Directors considered any alternatives to the acquisition proposed by Mr. Osborne and, if not, please state why.
We have revised the disclosure to indicate that the company’s board was not aware of, nor did it seek out, other possible acquisition opportunities in Northeastern Ohio. The company continues to actively look for acquisition opportunities and the proposed transaction did not preclude the company from pursuing any other opportunities.
5.	We note your response to prior comment 19 of our letter dated August 5, 2009 and your indication that the special committee reviewed other purchase price methodologies and determined that “the methodologies placed the value in the same range as the per customer value.” Please revise your disclosure to disclose this conclusion and, in doing so, elaborate upon the methodologies utilized. In the regard, we note page 37 refers to multiples of EBITDA as another method of valuation that was considered by the special committee.
We have revised the disclosure to indicate that the special committee believed that the purchase price should not be based solely on a multiple of customers and that they would look at other methods of valuation including discounted cash flow, market valuation of other public companies, comparable transactions, and EBITDA to determine if these methodologies yielded a value in the same range as the per customer method. In addition, we revised the proxy statement to include disclosure regarding the special committee’s belief that these methodologies placed the value of the transaction in the same range as the per customer value proffered by Mr. Osborne.
***

We have filed amendment number two to the preliminary proxy statement marked to show the revisions described in this letter. A copy of the proxy statement is also attached for your reference. Please note that we have made additional revisions with respect to the resignation of one of the company’s directors, Mark Grossi, on August 26, 2009 and the subsequent appointment by the board of Gregory J. Osborne, the son of Richard M. Osborne, as a director on September 4, 2009 and selection as a director nominee at the annual meeting.

Please let know if we can provide you with any information regarding this matter or if you have further comments. You can reach me at 216-736-7267. If you get my voice mail, please feel free to dial zero and ask to have me paged. Thank you for your assistance.
Sincerely,
/s/ Kathleen L. Mesel
Kathleen L. Mesel
cc: Kevin J. Degenstein